Exhibit 99.6

PRESS RELEASE

Advanced Accelerator Applications Expands its Presence in Germany with Strategic Acquisition of Two Production Sites

May 27, 2016, Saint-Genis-Pouilly, France – Advanced Accelerator Applications S.A. (“AAA” or “the Company”) (Nasdaq: AAAP), an international specialist in Molecular Nuclear Medicine (“MNM”), announced today that AAA Germany GmbH has signed an asset purchase agreement to operate two new F-18 radiopharmaceutical production sites in South Germany. The transaction will close by June 1, 2016.

The first site, located in Erlangen, will be wholly owned and operated by AAA. The second site, located in Munich, will remain the property of the University Hospital of Munich (Klinikum der Universität München or KUM), with AAA responsible for production and commercialization onsite. The Munich contract includes a long-term F-18 in-house supply agreement with the KUM. Of particular value to AAA are the strong R&D activities of the KUM in radiotherapy with prostate-specific membrane antigen (PSMA) and Lutetium.

“Advanced Accelerator Applications is very active in the European F-18 PET market with production facilities based in France, Germany, Italy, Poland, Portugal and Spain,” noted Stefano Buono, Chief Executive Officer of AAA. “With the addition of these two new productions sites to the one AAA is already operating in Bonn, the Company will now have three production sites in Germany and a total of 15 PET production sites in Europe. This acquisition is in line with our strategy to continue consolidating the European PET market and expand our geographical reach.”

Gérard Ber, Chief Operating Officer of AAA added: “Acquiring these two production sites in Germany will expand AAA’s presence in Germany and enable us to cover a very significant part of the German market. With this transaction AAA will become a market leader in Germany.”

AAA’s key F-18 product is Gluscan®, its branded fluorodeoxyglucose (FDG) PET imaging agent which assists in the diagnosis of serious diseases, primarily in oncology, by assessing glucose metabolism.

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About Advanced Accelerator Applications

Advanced Accelerator Applications (AAA) is an innovative radiopharmaceutical company that develops, produces and commercializes Molecular Nuclear Medicine (MNM) products. AAA’s lead therapeutic product candidate, Lutathera, is a novel MNM compound that AAA is currently developing for the treatment of Neuro Endocrine Tumors, a significant unmet medical need. Founded in 2002, AAA has its headquarters in Saint-Genis-Pouilly, France. AAA currently has 18 production and R&D facilities able to manufacture both diagnostics and therapeutic MNM products, and has over 440 employees in 13 countries (France, Italy, UK, Germany, Switzerland, Spain, Poland, Portugal, The Netherlands, Belgium, Israel, U.S. and Canada). In 2015 AAA reported sales of €88.6 million (+26.8% vs. 2014). AAA is listed on the Nasdaq Global Select Market under the ticker “AAAP”. For more information please visit: www.adacap.com

About Molecular Nuclear Medicine (“MNM”)

Molecular Nuclear Medicine is a medical specialty using trace amounts of active substances, called radiopharmaceuticals, to create images of organs and lesions and to treat various diseases, such as cancer. The technique works by injecting targeted radiopharmaceuticals into the patient’s body that accumulate in the organs or lesions and reveal specific biochemical processes. Molecular Nuclear Diagnostics employs a variety of imaging devices and radiopharmaceuticals. PET (Positron Emission Tomography) and SPECT (Single Photon Emission Tomography) are highly sensitive imaging technologies that enable physicians to diagnose different types of cancer, cardiovascular diseases, neurological disorders and other diseases in their early stages.

Cautionary Statement Regarding Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical facts, contained in this press release, including statements regarding the Company's strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the timing of our submission of applications for regulatory approvals, EMA, FDA and other regulatory approvals for our product candidates, the occurrence of side effects or serious adverse events caused by or associated with our products and product candidates; our ability to procure adequate quantities of necessary supplies and raw materials for Lutathera and other chemical compounds acceptable for use in our manufacturing processes from our suppliers; our ability to organize timely and safe delivery of our products or product candidates by third parties; any problems with the manufacture, quality or performance of our products or product candidates; the rate and degree of market acceptance and the clinical utility of Lutathera and our other products or product candidates; our estimates regarding the market opportunity for Lutathera, our other product candidates and our existing products; our anticipation that we will generate higher sales as we diversify our products; our ability to implement our growth strategy including expansion in the U.S.; our ability to sustain and create additional sales, marketing and distribution capabilities; our intellectual property and licensing position; legislation or regulation in countries where we sell our products that affect product pricing, taxation, reimbursement, access or distribution channels; and general economic, political, demographic and business conditions in Europe, the U.S. and elsewhere. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

AAA Media Relations
Véronique Mermet
Communications Officer
veronique.mermet@adacap.com
Tel: +33 (0)4 50 99 30 70

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Jordan Silverstein
Director of Investor Relations
jordan.silverstein@adacap.com

Tel: + 1-212-235-2394

Media enquiries

FTI Consulting

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Axess Public Relations (Italy)
Dario Francolino

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